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SEC FILE NUMBER
8-70687

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 05/04/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: JLA Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

500 Woodward Ave., 14th Floor
(No. and Street)

Detroit	MI	48226
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kurt Halsey	313-656-5483	Kurt.Halsey@ally.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

1001 Woodward Ave., Suite 700	Detroit	MI	48226
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kurt Halsey, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of JLA Securities, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Kurt S Halsey



Title: CEO

Rhonda Gaylor

Notary Public

RHONDA GAYLOR
Notary Public, State of Michigan
County of Wayne
My Commission Expires Sep. 16, 2029
Acting in the County of ________

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JLA Securities, LLC

SEC I.D. No 8-70687

Statement of Financial Condition as of December 31, 2022,
and Report of Independent Registered Public Accounting Firm

Filed in accordance with Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934 as a Public Document.

INDEX

JLA Securities, LLC

	Page

Deloitte & Touche LLP
1001 Woodward
Suite 700
Detroit, MI 48226-1904
USA

Tel:+1 313 396 3000
Fax:+1 313 396 3618
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Member of:
JLA Securities, LLC
500 Woodward Ave,
Detroit, MI 48226

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of JLA Securities, LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 21, 2023

We have served as the Company's auditor since 2022.

Statement of Financial Condition

JLA Securities, LLC

December 31, 2022

Assets		
Cash	$	249,239
Receivable from affiliates		102,589
Prepaid expenses		49,586
Total assets	$	401,414
Liabilities		
Payable to affiliates	$	121,089
Accounts payable and accrued liabilities		93,200
Total liabilities		214,289
Contingencies (refer to Note 5)		
Equity		
Member's equity		187,125
Total liabilities and equity	$	401,414

The accompanying notes are an integral part of the Statement of Financial Condition.

Notes to Statement of Financial Condition
JLA Securities, LLC

1.   Description of Business and Organization

JLA Securities, LLC (the "Company", "we", or "our"), is a broker dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Ally Insurance Holdings Inc. (the "Parent"). The Parent is a wholly-owned subsidiary of Ally Financial Inc. ("AFI").

The scope of the Company is limited to supporting the reinsurance activities of affiliated entities within AFI's insurance segment and related private placement of securities of a non-U.S. domiciled non-affiliated reinsurance company to owners of automobile dealerships. The Company does not earn revenue from these transactions nor does the Company maintain custody of such securities or customer funds.

The Company has transactions and relationships with AFI and its consolidated subsidiaries. As a result of these arrangements, the Company's financial statements are not necessarily indicative of what the financial condition would have been if the Company had not been operating under these affiliate arrangements.

The Company will not claim exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073.

2.   Significant Accounting Policies
Basis of presentation

The Company's accounting and reporting policies conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates and assumptions

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. In developing the estimates and assumptions, management uses all available evidence. Our most significant estimates pertain to intercompany charges representing the shared cost of corporate services, which are discussed further in Note 3. Estimates, by their nature, are based on judgment and available information. Actual results could differ materially from these estimates because of uncertainties associated with estimating the amounts, timing, and likelihood of possible outcomes.

Cash

Cash includes cash on hand, cash on deposit at other financial institutions, cash items in process of collection, and certain highly liquid investments with original maturities of three months or less from the date of purchase.

Receivable from and payable to affiliates

The amounts represent unsettled balances related to certain transactions with affiliates. See Note 3 for more information.

Legal and regulatory liabilities

Liabilities for legal and regulatory matters are accrued and established only when those matters present loss contingencies that are both probable and estimable. In cases where we have an accrual for losses, it is our policy to include an estimate for probable and estimable legal expenses related to the case. If, at the time of evaluation, the loss contingency related to a legal or regulatory matter is not both probable and estimable, we do not establish a liability for the contingency. We continue to monitor legal and regulatory matters for further developments that could affect the requirement to establish a liability or that may impact the amount of a previously established liability. There may be exposure to loss in excess of any amounts recognized. For certain other matters where the risk of loss is determined to be reasonably possible, estimable, and material to the financial statements, disclosure regarding details of the matter and an estimated range of loss is required. The estimated range of possible loss does not represent our maximum loss exposure. Financial statement disclosure is also required for matters that are deemed probable or reasonably possible, material to the financial statements, but for which an estimated range of loss is not possible to determine. While we believe our legal and regulatory liabilities are adequate, the outcome of legal and regulatory proceedings is extremely difficult to predict, and we may settle claims or be subject to judgments for amounts that differ from our estimates. See Note 5 for more information.

Income Taxes

The Company is a single member limited liability company that is not subject to income taxes as it is a disregarded entity for income tax purposes. The Parent is a wholly-owned subsidiary of AFI and is included in the consolidated tax return. AFI is responsible for the payment of income taxes and does not allocate income taxes to the Company.

3.   Related Party Transactions

Prior to the registration date, the Parent made capital contributions to the Company of $198,185, which is a component of member's equity.

The Company is party to a Services and Facilities Agreement between the Parent and its subsidiaries, where the parties agree to share the actual cost of services including but not limited to marketing, financial, tax, information technology, legal, personnel, and other corporate services.

Receivable from affiliates as of December 31, 2022 was $102,589 primarily relates to unsettled funds from service fee revenues from affiliates for expenses paid by the Company.

Notes to Statement of Financial Condition

JLA Securities, LLC

Payable to affiliates as of December 31, 2022 of $121,089 primarily relates to unsettled funds from shared services costs related to the Services and Facilities Agreement incurred by AFI on behalf of the Company.

4.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. For the period from May 4, 2022 (Date of Registration) through December 31, 2022, the Company computed its net capital under the aggregate indebtedness standard which requires a minimum net capital requirement of the greater of $5,000 or 1/8th of aggregate indebtedness and requires that the rate of aggregate indebtedness to net capital not exceed 8 to 1, as defined. As of December 31, 2022, the Company's net capital of $34,950, exceeded its required net capital by $8,164 and the Company's ratio of aggregate indebtedness to net capital is 6.13 to 1.

5.   Contingencies

The Company has no commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2022.

6.   Subsequent Events

The Company has evaluated for subsequent events through the date of issuance of the Statement of Financial Condition on March 21, 2023 and did not identify any recognized or unrecognized events that would have required adjustment to the Statement of Financial Condition.